091-26406f

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Cboe BZX Exchange, Inc.
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   See Attached.
3. Class of New Derivative Securities Product:
   See Attached.
4. Name of Underlying Instrument:
   See Attached.
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
   See Attached.
6. Ticker Symbol(s) of New Derivative Securities Product:
   See Attached.
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades: *See Attached.*
8. Settlement Methodology of New Derivative Securities Product:
   Trades Locked in at Exchange and settled at NSCC.
9. Position Limits of New Derivative Securities Product (if applicable):
   Not Applicable.

SEC
Mail Processing
Section
MAY 29 2019
Washington DC
413

19003643

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form:
Anders Franzon

Title:
SVP, Deputy General Counsel

Telephone Number:
913-815-7154

Manual Signature of Official Responsible for Form:

Date:
May 28, 2019

Act	Securities Exchange Act of 1934
Section	19b-4
Rule	19b-4(e)
Public Availability:	MAY 29 2019

RECEIVED
2019 MAY 29 PM 2:32
SEC / TM

SEC 2449 (6-01)

ATTACHMENT TO FORM 19b-4(e)
FOR NEW DERIVATIVE SECURITIES PRODUCTS ("NDSPs") TRADED ON CBOE BZX EXCHANGE, INC. COMMENCING ON MAY 24, 2019

(6) Ticker Symbol	(2) Type of Issuer of NDSP	(3) Class of NDSP	(4) Name of Underlying Instrument	(7) Market(s) upon Which Securities Comprising Underlying Instrument Trades	(5) Broad or Narrow
PLAT	Trust	Investment Company Units	WisdomTree Modern Tech Platforms Index	World	Broad
GLIF	Trust	Investment Company Units	Equity Securities	World	Broad
USHG	Trust	Investment Company Units	Equity Securities	U.S.	Broad

Cboe

RECEIVED

2019 MAY 29 PM 2:32

SEC / TM

May 28, 2019

Ms. Claudette Ransom
Mail Stop 6628
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Form 19b-4(e) – Cboe BZX Exchange, Inc.

Ms. Ransom,

On behalf of Cboe BZX Exchange, Inc., enclosed please find one (1) executed Form 19b-4(e) and 9 copies. The enclosed Form 19b-4(e) contains information regarding three (3) derivative securities products that commenced trading on Cboe BZX Exchange on May 24, 2019. Please contact me if you have any questions in connection with this matter.

Sincerely,

Anders Franzon
SVP, Deputy General Counsel
913.815.7154

SEC
Mail Processing
Section

MAY 29 2019

Washington DC
413